Exhibit 99.3

ADC Therapeutics Reports Second Quarter 2020 Financial Results and Provides Recent Business Highlights

- On track to file BLA for Lonca for relapsed or refractory DLBCL later this year with commercial launch preparations ongoing

- Completed upsized $268 million initial public offering and received first tranche of $115 million Convertible Credit Facility from Deerfield

- Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, August 18, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today reported financial results for the second quarter ended June 30, 2020 and provided recent business highlights.

“ADC Therapeutics progressed rapidly this past quarter, and we are continuing to evolve towards becoming a commercial-stage company, as we prepare to submit a Biologics License Application to the U.S. Food and Drug Administration for Lonca, our lead product candidate, for the treatment of relapsed or refractory diffuse large B-cell lymphoma, later this year and have already submitted the Chemistry, Manufacturing and Controls (CMC) modules to the FDA. To that end, we’re focused on executing a successful launch and growing our talented and experienced commercial, market access, and medical affairs teams. We also presented data at the European Hematology Association Congress in June that demonstrated the potential of Lonca to be a key part of the treatment paradigm for patients with non-Hodgkin lymphoma, both as a single-agent and in combination with other therapies, deepening our conviction in the potential promise of this program and the hope it may bring to patients and their families," said Chris Martin, Chief Executive Officer of ADC Therapeutics. "We also completed an upsized IPO and expanded our leadership team. With these new resources and expertise in place, we are well-positioned for our next stage of growth.”

Dr. Martin continued, “With regard to Cami, our second lead product candidate, we are pleased to have patient enrollment open in our ongoing pivotal Phase 2 trial in relapsed or refractory Hodgkin lymphoma and remain on track to announce interim results in the first half of 2021. We look forward to providing further updates across our pipeline as our programs continue to progress.”

Recent Business and Clinical Highlights

•	Announced first patient dosed in Phase 2 portion of LOTIS 3 clinical trial of Lonca in combination with ibrutinib: In July 2020, the Company announced that the first patient was dosed in the Phase 2 portion of LOTIS 3, a 161-patient Phase 1/2 clinical trial of loncastuximab tesirine (Lonca, formerly ADCT-402) in combination with ibrutinub, which is being evaluated in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) or mantle cell lymphoma (MCL).The clinical trial is intended to support the submission of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA).

•	Announced FDA lifted partial clinical hold on pivotal Phase 2 trial of Cami for relapsed or refractory Hodgkin lymphoma: In July 2020, the Company announced that the FDA had lifted the partial clinical hold on its pivotal Phase 2 clinical trial of camidanlumab tesirine (Cami, formerly ADCT-301) in patients with relapsed or refractory Hodgkin lymphoma (HL). The Company continued to treat those patients who could benefit from ongoing treatment during the partial clinical hold, and the clinical trial is now open for enrollment. Interim results from the clinical trial are expected in the first half of 2021, subject to any impact by COVID-19. The clinical trial is intended to support the submission of a BLA to the FDA.

•	Presented positive data from LOTIS 2 and LOTIS 3 trials of Lonca at the virtual 25th Annual Congress of the European Hematology Association (EHA25): In June 2020, the Company presented interim data from two clinical trials of Lonca in an oral presentation and e-poster session at EHA25. Data from the pivotal Phase 2 single-agent LOTIS 2 trial showed Lonca demonstrated an overall response rate (ORR) of 48.3% and complete response rate (CRR) of 24.1% in a broad relapsed or refractory DLBCL patient population, while upholding a manageable safety profile. The most common grade ≥3 treatment-emergent adverse events in ≥10% of patients were: neutropenia (25.5%) with low incidence of febrile neutropenia (3.4%), thrombocytopenia (17.9%), GGT increased (16.6%) and anaemia (10.3%). The Company is on track to submit a BLA to the FDA later this year based on these data. Interim data from the Phase 1 portion of the Phase 1/2 LOTIS 3 trial of Lonca in combination with ibrutinib showed an encouraging ORR of 75% and CRR of 58.3% at the Lonca dose of 60 μg/kg, which is the selected dose for the Phase 2 portion of the trial, in combination with ibrutinib (560 mg/day), in patients with relapsed or refractory DLBCL or MCL. The combination has had a manageable toxicity profile, with the most common grade ≥3 treatment-emergent adverse events in ≥10% of patients being thrombocytopenia (20%) and anaemia (12%). These interim data highlight the potential of Lonca in earlier lines of therapy and in combination.

•	Completed upsized initial public offering (IPO) and received first tranche of $115 Convertible Credit Facility with Deerfield: In May 2020, the Company completed its upsized IPO of 14,082,475 common shares at a public offering price of $19.00 per share, which included the full exercise of the underwriters’ option to purchase 1,836,844 additional common shares. The total gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, were approximately $267.6 million. In tandem with the closing of the IPO, the Company also received an initial $65.0 million disbursement of senior secured convertible term loans under its previously announced Convertible Credit Facility with Deerfield Partners, L.P. and certain of its affiliates. Under the Convertible Credit Facility, the Company will receive an additional $50.0 million disbursement upon receipt of U.S. regulatory approval for Lonca.

•	Appointed Jenn Creel as Chief Financial Officer and Victor Sandor, M.D., to its Board of Directors: In April 2020, the Company appointed Jenn Creel as Chief Financial Officer and Victor Sandor, M.D., to its Board of Directors. Ms. Creel joined ADC Therapeutics from Celgene Corporation, where she served as franchise chief financial officer and corporate vice president of global finance and business planning prior to its acquisition by Bristol Myers Squibb. Dr. Sandor most recently served as Chief Medical Officer of Array BioPharma, which was acquired by Pfizer, where he supported the approval of Braftovi® (encorafenib) and Mektovi® (binimetinib) for the treatment of melanoma. Prior to his role at Array BioPharma, Dr. Sandor was Senior Vice President for Global Clinical Development at Incyte Corporation and held positions of increasing responsibility in oncology product development at AstraZeneca.

Anticipated Upcoming Milestones

•	File a BLA with the FDA for Lonca for the treatment of relapsed or refractory DLBCL in the second half of 2020.

•	Present data from the Phase 1b trial of Cami in selected advanced solid tumors at a scientific meeting in the second half of 2020.

•	Initiate a pivotal Phase 2 trial of Lonca in follicular lymphoma (FL) in the first half of 2021.

•	Report interim results from the pivotal Phase 2 trial of Cami in HL in the first half of 2021.

•	Continue to accelerate the Company’s pipeline of ADC product candidates for the treatment of hematological cancers and solid tumors, including presenting Phase 1 data for ADCT-602 in acute lymphoblastic leukemia and ADCT-601 in solid tumors. Continue to advance our earlier-stage programs, ADCT-901 and ADCT-701, with IND-enabling studies.

Second Quarter 2020 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $348.6 million as of June 30, 2020 compared to $115.6 million as of December 31, 2019.

Research and Development (R&D) Expenses

R&D expenses were $26.0 million for the quarter ended June 30, 2020, compared to $21.8 million for the same quarter in 2019. The increase was primarily due to an increased number of research and development employees and increased share-based compensation expense.

General and Administrative (G&A) Expenses

G&A expenses were $19.0 million for the quarter ended June 30, 2020, compared to $4.1 million for the same quarter in 2019. The increase was primarily due to increased share-based compensation expense, an increased number of commercial employees, and increased costs due to new commercial activities and the completion of our initial public offering.

Net Loss and Adjusted Net Loss

Net loss was $126.6 million, or a net loss of $2.01 per basic and diluted share, for the quarter ended June 30, 2020, compared to $23.3 million, or a net loss of $0.49 per basic and diluted share, for the same quarter in 2019. The net loss for the quarter ended June 30, 2020 includes a $79.3 million non-cash charge related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield. The significant increase in fair value was driven by the increase in the Company’s share price during the quarter. In addition, net loss included share-based compensation expense of $12.7 million for the quarter ended June 30, 2020, compared to $0.1 million for the same quarter in 2019.

Adjusted net loss was $32.1 million, or an adjusted net loss of $0.51 per basic and diluted share, for the quarter ended June 30, 2020, compared to $23.3 million, or an adjusted net loss of $0.49 per basic and diluted share, for the same quarter in 2019.

Conference Call Details

To access the call, please dial 646-787-0157 (domestic) or +41 22 5017540 (international) and enter pin code: 773478. A live webcast of the presentation will be available on the Investors section of the ADC Therapeutics website at www.adctherapeutics.com. The archived webcast will be available after the completion of the event and for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% interim overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•	Adjusted net loss

•	Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash or non-cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, and the effective interest expense, associated with the Convertible Credit Facility with Deerfield, as well as transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three- and six-month periods ended June 30, 2020 and 2019.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors
Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-415-8838

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Income (Unaudited)

(in KUSD except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019

Contract revenue	—	1,962	—	2,340

Operating expense
Research and development	(25,950)	(21,760)	(61,325)	(46,572)
General and administrative	(18,999)	(4,089)	(27,509)	(6,592)
Total operating expense	(44,949)	(25,849)	(88,834)	(53,164)
Loss from operations	(44,949)	(23,887)	(88,834)	(50,824)

Other income (expense)
Other income	130	—	278	—
Convertible loans, derivatives, increase in fair value	(79,261)	—	(79,261)	—
Convertible loans, first tranche, derivative, transaction costs	(1,571)	—	(1,571)	—
Financial income	195	659	569	1,306
Financial expense	(897)	(36)	(939)	(73)
Exchange differences	(100)	10	(71)	(68)
Total other income (expense)	(81,504)	633	(80,995)	1,165
Loss before taxes	(126,453)	(23,254)	(169,829)	(49,659)
Income tax expense	(104)	(94)	(204)	(199)
Net loss	(126,557)	(23,348)	(170,033)	(49,858)

Net loss attributable to:
Owners of the parent	(126,557)	(23,348)	(170,033)	(49,858)

Net loss per share, basic and diluted	(2.01)	(0.49)	(2.97)	(1.05)

ADC Therapeutics SA

Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	June 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	348,593	115,551
Other current assets	10,532	7,055
Total current assets	359,125	122,606
Non-current assets
Property, plant and equipment	1,260	1,376
Right-of-use assets	4,248	4,898
Intangible assets	8,825	8,434
Other long-term assets	384	368
Total non-current assets	14,717	15,076
Total assets	373,842	137,682

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	6,797	3,329
Other current liabilities	20,211	15,430
Lease liabilities, short-term	1,099	1,132
Current income tax payable	148	52
Convertible loans, short-term	3,113	—
Total current liabilities	31,368	19,943
Non-current liabilities
Convertible loans, long-term	32,855	—
Convertible loans, derivatives	107,058	—
Lease liabilities, long-term	3,334	3,899
Defined benefit pension liabilities	2,925	2,684
Total non-current liabilities	146,172	6,583
Total liabilities	177,540	26,526

Equity attributable to owners of the parent
Share capital	5,795	4,361
Share premium	792,605	549,922
Treasury shares	(4)	(100)
Other reserves	16,654	5,473
Cummulative translation adjustment	(146)	69
Accumulated losses	(618,602)	(448,569)
Total equity attributable to owners of the parent	196,302	111,156
Total liabilities and equity	373,842	137,682

ADC Therapeutics SA

Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)

(in KUSD except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
in KUSD (except for share and per share data)	2020	2019	2020	2019
Net loss	(126,557)	(23,348)	(170,033)	(49,858)
Adjustments:
Share-based compensation expense (i)	12,734	56	16,524	140
Change in fair value of the convertible loans, derivatives (ii)	79,261	—	79,261	—
Convertible loans, first tranche, derivative, transaction costs (iii)	1,571	—	1,571	—
Effective interest expense (iv)	868	—	868	—
Adjusted net loss	(32,123)	(23,292)	(71,809)	(49,718)

Net loss per share, basic and diluted	(2.01)	(0.49)	(2.97)	(1.05)
Adjustment to net loss per share, basic and diluted	1.50	—	1.72	—
Adjusted net loss per share, basic and diluted	(0.51)	(0.49)	(1.25)	(1.05)
Weighted average shares outstanding, basic and diluted	62,863,866	47,654,258	57,225,939	47,297,859

(i) Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii) Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans, as explained in note 11 “Convertible notes” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. Any change in the estimated probability of the regulatory approval of Lonca would directly affect the valuation related to the second tranche. These accounting entries have no cash impact.

(iii) The transaction costs allocated to the convertible loan first tranche derivative represent actual costs. These are not expected to recur on an ongoing basis.

(iv) Effective interest expense relates to the increase in the value of our convertible loan in accordance with the effective interest method. As the initial value of the loan is recorded net of the value of the embedded derivative, the increase in the loan value necessary to attain the amount necessary to fund the cash outflows of interest payments, repayment of capital and exit fee is considerably higher than the payments of interest at coupon rate and of the exit fee.